Asteriko Corp.
616 Corporate Way, Suite 2-6834
Valley Cottage, NY 10989
Phone: (845) 512-5020
E-mail: asteriko.corp@gmail.com
Website: www.asteriko.com


November 24, 2014

Mr. Edward M. Kelly
United States Securities and Exchange Commission
Washington, DC 20549

RE: Asteriko Corp.'s - Registration Statement on Form S-1, Amendment 4, Filing No. 333-197692

Dear Mr. Kelly,

In regards to your e-mail dated November 17, 2014 we have submitted another S-1/A4 with updated financial statements.

Hope this is satisfactory.

Best regards,


/s/ Ilia Tomski
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ILIA TOMSKI
Director
Asteriko Corp.